UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      000-50583

BIOVERIS CORPORATION
(Exact name of registrant as specified in its charter)

16020 Industrial Drive, Gaithersburg, Maryland 20877
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share Series B Preferred Stock, $0.001 par value per share Rights to Purchase Series A Participating Cumulative Preferred Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	X	Rule 12h-3(b)(1)(i)	X
Rule 12g-4(a)(1)(ii)	□	Rule 12h-3(b)(1)(ii)	□
Rule 12g-4(a)(2)(i)	□	Rule 12h-3(b)(2)(i)	□
Rule 12g-4(a)(2)(ii)	□	Rule 12h-3(b)(2)(ii)	□
Rule 15d-6	□

Approximate number of holders of record as of the certification or notice date:                   One

Pursuant to the requirements of the Securities Exchange Act of 1934 Phelps Dodge Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BioVeris Corporation

		By:	/S/ Steve A. Oldham
Date:	July 12, 2007	Name:	Steve A. Oldham
		Title:	Vice President and Assistant Secretary